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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04015905

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 13659 |

SEC MAIL RECEIVED PROCESSING MAR 1 2004 WASH. D.C. 158 SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ILG SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 River Place Blvd., Building One
(No. and Street)

| Austin | Texas | 78730 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C Hopkins (512) 404-5000
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

| 2001 Ross Avenue, Suite 1800 | Dallas | Texas | 75201-2997 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/26

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Diane Goodin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ILG Securities Corporation, as of December 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Diane Goodin
Signature

Financial & Operations Principal
Title

Denna Brown
Notary Public
2-27-04

DENNA BROWN
NOTARY PUBLIC
State of Texas
Comm. Exp. 11-21-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ILG SECURITIES CORPORATION

**Financial Statements**
**and Supplementary Schedules**
**December 31, 2003 and 2002**

# ILG SECURITIES CORPORATION
## Table of Contents
## December 31, 2003 and 2002

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

PRICEWATERHOUSECOOPERS

## Report of Independent Auditors

To the Board of Directors and Stockholder
of ILG Securities Corporation

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of ILG Securities Corporation (the "Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2004

# ILG SECURITIES CORPORATION
## Statements of Financial Condition
## December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 379,767 | $ 257,808 |
| Commissions receivable | 3,852 | 3,156 |
| Federal income tax receivable | 4,316 | 3,740 |
| Other assets | 792 | 300 |
| Total assets | $ 388,727 | $ 265,004 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Due to related party (Note 4) | $ 3,637 | $ 12,479 |
| Accrued liabilities | 120,161 | - |
| Total liabilities | 123,798 | 12,479 |
| Stockholder's Equity | | |
| Common stock, $100 par value, 1,000 shares authorized, 300 shares issued and outstanding | $ 30,000 | $ 30,000 |
| Additional paid-in capital | 941,107 | 941,107 |
| Accumulated deficit | (706,178) | (718,582) |
| Total stockholder's equity | 264,929 | 252,525 |
| Total liabilities and stockholder's equity | $ 388,727 | $ 265,004 |

The accompanying notes are an integral part of these financial statements.

# ILG SECURITIES CORPORATION
## Statements of Operations
## For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **Revenues** | | |
| Distribution fee income and brokerage commissions | $ 17,545 | $ 25,196 |
| Interest income | 1,573 | 3,084 |
| | 19,118 | 28,280 |
| **Expenses** | | |
| Regulatory fees and expenses | 2,509 | 3,406 |
| Other administrative expenses | 4,781 | 2,479 |
| | 7,290 | 5,885 |
| Income before federal income tax provision | 11,828 | 22,395 |
| Current federal income tax (benefit) provision | (576) | 7,160 |
| Net income | $ 12,404 | $ 15,235 |

The accompanying notes are an integral part of these financial statements.

## ILG SECURITIES CORPORATION
### Statements of Changes in Stockholder's Equity
### For the Years Ended December 31, 2003 and 2002

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at December 31, 2001 | 300 | $ 30,000 | $ 941,107 | $ (733,817) | $ 237,290 |
| Net income | - | - | - | 15,235 | 15,235 |
| Balance at December 31, 2002 | 300 | $ 30,000 | $ 941,107 | $ (718,582) | $ 252,525 |
| Net income | - | - | - | 12,404 | 12,404 |
| Balance at December 31, 2003 | 300 | $ 30,000 | $ 941,107 | $ (706,178) | $ 264,929 |

The accompanying notes are an integral part of these financial statements.

# ILG SECURITIES CORPORATION
## Statements of Cash Flows
## For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 12,404 | $ 15,235 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in federal income tax receivable | (576) | (2,840) |
| Increase in commissions receivable | (696) | (3,156) |
| (Increase) decrease in other assets | (492) | 512 |
| Decrease in amounts due to related party | (8,842) | (1,851) |
| Increase in accrued liabilities | 120,161 | - |
| Net cash provided by operating activities | 121,959 | 7,900 |
| Cash and cash equivalents at beginning of year | 257,808 | 249,908 |
| Cash and cash equivalents at end of year | $ 379,767 | $ 257,808 |
| Supplemental information: | | |
| Income taxes paid | $ - | $ 10,000 |

The accompanying notes are an integral part of these financial statements.

## 1. Description of Business

ILG Securities Corporation (the "Company") is a wholly-owned subsidiary of Investors Life Insurance Company of North America (the "Parent"), which is a wholly-owned subsidiary of Financial Industries Corporation. The Company is a registered broker-dealer, which acts as the principal underwriter of variable annuity products sponsored by the Parent. Previously, the Company was actively engaged in the retail marketing of mutual fund shares issued by unrelated companies. The Company's income is primarily related to commissions on unsolicited additional account purchases made by mutual fund customers for whom the Company is the broker of record.

## 2. Summary of Significant Accounting Policies

**Cash and cash equivalents**
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**Recognition of commission income and expense**
Commission income and expense are recognized on the trade date, as if they had settled.

**Income taxes**
Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit is based on the change in the net deferred asset or liability from period to period. A valuation allowance is established to the extent that it is more likely than not that the deferred tax assets will not be realized.

**Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Federal Income Taxes

The Company files a separate federal income tax return. Differences between the U.S. federal statutory tax rate and the Company's effective tax rate are due to differences between the estimated provision for federal income taxes calculated for prior year financial reporting purposes and the actual tax due determined when the prior year tax return was filed.

There were no material temporary differences at December 31, 2003 and 2002 to create deferred tax assets or liabilities.

## 4. Related Party Transactions

The Company shares employees and office facilities with the Parent and affiliates. All overhead expenses and some direct expenses are paid by the Parent on behalf of the Company and are subsequently charged to the Company, exclusive of rent, salaries or utilities. The total amounts charged by the Parent for 2003 and 2002 were $3,637 and $2,479, respectively. The total amounts due to the Parent as of December 31, 2003 and 2002 are $3,637 and $12,479, respectively, and are reflected in the accompanying statements of financial condition as due to related party.

## 5. Accrued Liabilities

Included in accrued liabilities is $119,661 of amounts that were originally received as a payment to the Company in connection with securities transactions involving the investment portfolios of the Parent and another insurance subsidiary of Financial Industries Corporation. The Company did not serve as broker or dealer on these transactions. The Company has determined that the requirements to recognize the payments as revenue have not been met; accordingly, such amounts are reflected as accrued liabilities until such time as requirements to recognize as revenue are completed or other disposition is determined for the monies.

## 6. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2003. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2003.

## 7. Compliance Requirements

The Company, as a registered broker-dealer, is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Under the basic method of computing net capital permitted by the rule, the Company must maintain minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, net capital of $255,969 exceeded the Company's required net capital of $25,000 by $230,969. The Company's percentage of aggregate indebtedness to net capital was 48% at December 31, 2003.

The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (i) of subparagraph (k)(1) and in clause (i) of subparagraph (k)(2) of the Rule.

## 8. Risks and Uncertainties

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

## SUPPLEMENTARY SCHEDULES

| | |
|---|---|
| **Net capital** | |
| Total stockholder's equity | $ 264,929 |
| **Deductions** | |
| Nonallowable assets: | |
| Commissions receivable | 3,852 |
| Federal income tax receivable | 4,316 |
| Other assets | 792 |
| Net capital | $ 255,969 |
| **Aggregate indebtedness** | $ 123,798 |
| **Computation of basic net capital requirement** | |
| Minimum dollar net capital requirement | $ 25,000 |
| Minimum net capital requirement (6-2/3% of $123,798) | $ 8,253 |
| Net capital requirement | $ 25,000 |
| Net capital in excess of minimum dollar net capital requirements ($255,969 - $25,000) | $ 230,969 |
| Excess net capital at 1500% | $ 247,716 |
| Excess net capital at 1000% | $ 243,589 |
| Percentage of aggregate indebtedness to net capital | 48% |
| **Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)** | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 255,463 |
| Audit adjustment to eliminate haircut on cash equivalents | 506 |
| Net capital per above | $ 255,969 |

**ILG SECURITIES CORPORATION**
**Computation for Reserve Requirement and Information for Possession or Control Requirements Pursuant to SEC Rule 15c3-3**
**December 31, 2003**

Supplementary
Schedule II

The Company is exempt from the possession, control and reserve requirements of SEC Rule 15c3-3 as the Company's activities are limited to those as set forth in paragraphs (k)(1)(i) and (k)(2)(i) of Rule 15c3-3.

# OTHER INFORMATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

**Report of Independent Auditors
on Internal Control
Required by SEC Rule 17a-5**

To the Board of Directors of
ILG Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of ILG Securities Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2004